Peloton Interactive, Inc.

125 West 25th Street, 11th Floor

New York, New York 10001

September 23, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer López, Staff Attorney Lilyanna Peyser, Special Counsel Bill Thompson, Senior Assistant Chief Accountant Donna Di Silvio, Staff Accountant

Re:	Peloton Interactive, Inc. Registration Statement on Form S-1 (File No. 333-233482) originally filed August 27, 2019, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-39058) filed September 19, 2019

Requested Date: September 25, 2019

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Peloton Interactive, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes James D. Evans or Ran D. Ben-Tzur, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Evans at (206) 389-4559 or, in his absence, Mr. Ben-Tzur at (650) 335-7613.

* * *

Sincerely,

PELOTON INTERACTIVE, INC.

By:	/s/ Hisao Kushi
Hisao Kushi
Chief Legal Officer and Secretary

cc:	John Foley, Chief Executive Officer

Jill Woodworth, Chief Financial Officer

Peloton Interactive, Inc.

James D. Evans, Esq.

Ran D. Ben-Tzur, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]